UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009424

February 11, 2004

Christopher T. Screen
Assistant Secretary
Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/11/2004

Re: Entergy Corporation
Incoming letter dated January 5, 2004

Dear Mr. Screen:

This is in response to your letter dated January 5, 2004 concerning the shareholder proposal submitted to Entergy by Emil Rossi. We also have received letters on the proponent's behalf dated January 23, 2004, January 31, 2004 and February 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

121665

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Entergy Corporation (ETR)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

This is in further support of the January 23, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1. No announcement of policy adoption.
2. No announcement if policy repealed.

New company policy not clear
Additionally the company policy does not appear to be clear. If the board adopts a pill one-day after the 2004 annual meeting is the new pill void until "approved by the shareholders ... at the next annual meeting."

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

Yet the company policy states:
RESOLVED, that the Board hereby adopts a policy that it will not adopt any shareholder rights plan for the purpose of preventing or hindering a change of corporate control (a "Poison Pill") unless that adoption is either preceded by an approval of the Poison Pill by a vote of the shareholders of the Company at a duly called meeting thereof or is approved by the shareholders no later than at the next annual meeting of the Company.

The following provisions are not implemented in the company policy:
1. A vote is not needed to adopt a pill.
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote *may or may not* be needed for a pill with up to a 364-day term (vote at "next annual meeting").
4. No vote *ever* is required to repeal the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

Instead of addressing the proposal submitted the company policy seems addressed to a proposal which would read:
This poison pill shareholder vote proposal *may or may not* allow the Board to have a poison pill in force for one-year without a shareholder vote. This poison pill vote can then be bundled with a number of other more important items as an all-or-nothing vote. This vote can bypass any special meeting of shareholders. This entire foundational policy may be repealed or revised without prior public notice and without any subsequent shareholder vote within any foreseeable period.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Emil Rossi
Robert Luft

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary

January 5, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Emil Rossi for Inclusion in the 2004 Proxy Materials of Entergy Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Entergy Corporation, a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the stockholder proposal and supporting statement (collectively, the "Proposal") submitted by Mr. Emil Rossi (the "Proponent") (through Mr. Rossi's representative John Chevedden) from its proxy statement and form of proxy for its 2004 annual meeting of stockholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about March 27, 2004, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Proposal, dated October 7, 2003, attached hereto as Exhibit A;

2) Copy of a certificate from the Assistant Secretary of Entergy Corporation dated December 31, 2003, attached hereto as Exhibit B; and

3) This letter.

Pursuant to Rule 14a-8(j)(i), the Company, by copy of this letter and all Exhibits hereto, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Facts:

The Proposal states:

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

The Company does not have and has not ever had a poison pill (i.e., shareholder rights plan). At the Company's 2002 Annual Meeting, the following proposal of the Proponent was approved by the shareholders:

"Shareholders request that our Board of Directors seek shareholder approval prior to adapting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

The Board of Directors of the Company (the "Board"), following consideration of the proposal from the Proponent approved by the shareholders in 2002 and following discussions with Institutional Shareholder Services, adopted on May 8, 2003 a policy on poison pills (the "Policy"). The Policy reads as follows:

RESOLVED, that the Board hereby adopts a policy that it will not adopt any shareholder rights plan for the purpose of preventing or hindering a change of corporate control (a "Poison Pill") unless that adoption is either preceded by an approval of the Poison Pill by a vote of the shareholders of the Company at a duly called meeting thereof or is approved by the shareholders no later than at the next annual meeting of the Company. (See Exhibit B)

Reason for Exclusion: The Proposal Has been Substantially Implemented by the Company and May be Omitted under Rule 14a-8(i)(10).

The Company believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The goal of the Proposal is clear on its face--the Proponent wants the Company to remove any existing poison pill or have any new poison pill submitted for stockholder approval. As previously noted, the Company does not have a poison pill. Additionally, the Corporation has adopted a policy that no poison pill shall become effective without the affirmative vote of a majority of stockholders (Exhibit B). Accordingly, since the Company has adopted a policy prohibiting the adoption of a poison pill in the absence of stockholder approval, the goal of the Proposal has been substantially implemented and should be excluded pursuant to Rule 14a-8(i)(10).

The Policy, which effectively implements the Proposal, is well within the boundaries defined by prior Division rulings wherein issuers were deemed to have substantially implemented stockholder proposals for purposes of Rule 14a-8(i)(10). In 2003, the Division issued three No Action Letters permitting exclusion of poison pill stockholder proposals involving facts substantially similar to those involved in this request: AutoNation (March 5, 2003), Citigroup, Inc. (February 25, 2003) and Bank of America (February 18, 2003). In fact, the proponents in all three of these 2003 letters were members of the Rossi or Chevedden families. In AutoNation, Citigroup and Bank of America, the respective companies did not have a shareholder rights plan--nor does Entergy have a shareholder rights plan. In AutoNation, Citigroup and Bank of America, the Board of Directors adopted a policy that no poison pill will become effective without the affirmative vote of a majority of stockholders. Entergy's Board adopted such a policy. Entergy respectfully requests the same no action relief previouly granted to these three companies.

Further, the Commission has not required exact correspondence between the actions sought in the Proposal and the actions of the issuer. In Masco Corporation (March 29, 1999) ("Masco"), the Division allowed Masco to exclude from its proxy materials pursuant to Rule 14a-8(i)(10) a stockholder proposal requesting that Masco's "Outside Directors" satisfy specific criteria. Masco's board of directors subsequently adopted a resolution which included the criteria requested by the proponent but also allowed the Board discretion to disallow one of the criteria if certain circumstances were met. Also, in Erie Indemnity Company (March 15, 1999) ("Erie"), the issuer was permitted to exclude a stockholder proposal requesting that Erie amend its bylaws to indicate that gifts among Erie's directors are improper "benefits" within the meaning of Erie's conflict of interests policy. The stockholder proposal expressly exempted gifts by family members of Erie's management and employees. Erie's board of directors subsequently adopted a bylaw amendment prohibiting not only its directors but also members of their immediate families and Company officers from accepting gifts of greater than nominal value from other directors and officers. No mention was made in the bylaw amendment of the conflict of interest policy. Erie was allowed to exclude the proposal despite these differences.

The Policy, then, in light of AutoNation, Citigroup, Bank of America, Masco and Erie meets the "substantially implemented" standard imposed by Rule 14a-8(i)(10).

Conclusion

The Company has substantially implemented the Proposal by adopting the Policy in 2003 following approval by the Company's shareholders of the Proponent's poison pill proposal in 2002. As discussed above, the Division has three times in 2003 granted no action relief under Rule 14a-8(i)(10) to issuers whose circumstances were substantially similar to Entergy's.

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(i)(10).

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (504) 576-4212 or Jack Adams at (504) 576-2095.

Sincerely,

Christopher T. Screen

CTS/slr
attachments

cc: Mr. John Chevedden

ETR

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Robert Luft
Chairman
Entergy Corporation (ETR)
639 Loyola Avenue
New Orleans, LA 70113
Phone: (504) 576-4000
Fax: (504) 569-4063, 569-2977

Dear Mr. Luft,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Christopher T. Screen
Assistant Secretary
FX: 504/576-4150

The attached proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 14, 2003

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	79%
2003	47%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal – plus insiders own 10% of our stock. Our Directors also had shareholders contacted for their vote-no pitch. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

[illegible]

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Exhibit B

Entergy Corporation
Certificate

I, Christopher T. Screen, Assistant Secretary of Entergy Corporation, a corporation organized under the laws of the State of Delaware, do hereby certify that the attached is a true and correct copy of resolutions duly adopted the Board of Directors of said Corporation at a meeting held on May 8, 2003 that said resolutions have not been altered, amended or repealed and are in full force and effect on the date hereof:

WHEREAS, the shareholders of Entergy Corporation (the "Company") adopted a resolution at the Company's 2002 Annual Meeting requesting that the Company's Board of Directors (the "Board") seek shareholder approval prior to adopting any poison pill; and

WHEREAS, Institutional Shareholder Services believes that it is important for the Board to adopt a policy to reflect this shareholder resolution;

NOW, THEREFORE, BE IT

RESOLVED, that the Board hereby adopts a policy that it will not adopt any shareholder rights plan for the purpose of preventing or hindering a change of corporate control (a "Poison Pill") unless that adoption is either preceded by an approval of the Poison Pill by a vote of the shareholders of the Company at a duly called meeting thereof or is approved by the shareholders no later than at the next annual meeting of the Company.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of said Corporation this 2nd day of January, 2004

Christopher T. Screen
Christopher T. Screen

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to No Action Request
Entergy Corporation (ETR)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

This is in further support of the January 23, 2004 letter.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

Yet the company policy states:
RESOLVED, that the Board hereby adopts a policy that it will not adopt any shareholder rights plan for the purpose of preventing or hindering a change of corporate control (a "Poison Pill") unless that adoption is either preceded by an approval of the Poison Pill by a vote of the shareholders of the Company at a duly called meeting thereof or is approved by the shareholders no later than at the next annual meeting of the Company.

The following provisions are not implemented in the company policy:
1. A vote is not needed to adopt a pill.
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with up to a 364-day term (vote at "next annual meeting").
4. No vote *ever* is required to repeal the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

Instead of addressing the proposal submitted the company policy seems addressed to a proposal which would read:
This poison pill shareholder vote proposal would allow the Board to have a poison pill in force for one-year without a shareholder vote. This poison pill vote can then be bundled with a number of other more important items as an all-or-nothing vote. This vote can bypass any special meeting of shareholders. This entire foundational policy may be repealed or revised without prior public notice and without any subsequent shareholder vote within any foreseeable period.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Emil Rossi
Robert Luft

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:

1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.

2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:

1) A shareholder vote policy regarding a poison pill

Plus

2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:

1) Where the company has complete control

2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:

The following provisions are thus not implemented in the company policy:

1. A vote is not needed to adopt a pill ("unless the Board ...").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").

a. If the pill "expires" after 364-days a new pill can be adopted.

b. This expire-and-adopt-again cycle can be repeated year after year.

4. No shareholder vote *ever* applies to repealing the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include <u>each</u> form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.
3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. <u>But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.</u>
<u>These clauses effectively render the policies meaningless.</u>

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to No Action Request
Entergy Corporation (ETR)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter. Please also see the attachments for:

Separate Ballot Item
Not Substantially (Extensively) Implemented

2] **The shareholder proposal states:**
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

Yet the company policy states:
RESOLVED, that the Board hereby adopts a policy that it will not adopt any shareholder rights plan for the purpose of preventing or hindering a change of corporate control (a "Poison Pill") unless that adoption is either preceded by an approval of the Poison Pill by a vote of the shareholders of the Company at a duly called meeting thereof or is approved by the shareholders no later than at the next annual meeting of the Company.

The company policy states that an approval is only needed by the shareholders no later than at the next annual meeting of the Company. Hence a one year grace- period.

Instead of addressing the proposal submitted the company policy seems addressed to a proposal which would read:
This poison pill shareholder vote proposal would allow the Board to have a poison pill in force for one-year without a shareholder vote. This poison pill vote can then be bundled with a number of other items as an all-or-nothing vote. This vote can bypass any special meeting of

shareholders. This entire foundational policy may be repealed or revised without prior public notice and without any subsequent shareholder vote within any foreseeable period.

The company argues without support that its policy, which is less comprehensive than the 2003 AutoNation policy, can be extended to this 2004 proposal. No support is given to allow a policy less comprehensive than 2003 AutoNation policy address a more comprehensive 2004 proposal.

According to the inscrutable company argument it is moot to replace "earliest possible shareholder election" with "next annual meeting."

The company fails to note that proposals submitted to AutoNation, Citigroup and Bank of America did not have the second-sentence foundational element of this proposal.
"Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

3] This company text is misleading, "The goal of the Proposal is clear on its face—the Proponent wants the Company to remove any existing poison pill or have any new poison pill submitted for stockholder approval." This is <u>correct</u> for the first element of the proposal. The company fails to address the second foundational element of the proposal. The company is using the fallacy of substituting a part for the whole.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Emil Rossi
Robert Luft

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out
A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical
A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of [the issuer]'s shareholders generally. Some comm[entato]rs expressed concern that, as proposed, [the] "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

[6] Release 34-12999, (Nov. 22, 1976) [41 FR

[7] *Id.* at p.16.

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	79%
2003	47%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal – plus insiders own 10% of our stock. Our Directors also had shareholders contacted for their vote-no pitch. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

[illegible] independent, because your stock price stays up.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

ETK

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated January 5, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election. The proposal gives directors the "flexibility of discretion" in scheduling the earliest shareholder vote and in responding to shareholder votes.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(10). We note Entergy's representation that it has adopted a policy that requires shareholder approval of any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor